

Rent Anything!

Mobile and Online Rental Marketplace



Rentus is a mobile and online rental **marketplace** where people are able to **rent** just about **anything**



Our Main Goal



Person   Person

The Sharing Economy!



How we get there – First Steps

  

Rental Companies   Consumers

- Starting in Los Angeles
- Targeting rental companies first to fill our catalog
- Master the process

The Pain Points



1. Consumer Product Rental Industry

- Highly segmented industry using antiquated processes to find articles and complete the transaction.

- Most rental companies (72% in Los Angeles) don't have an electronic inventory system. Only **one** of every **1,000** has a rental/reservation system online.

- Rental process involves online searching, calling, visiting, and old–fashioned shopping around.

- Renters today are limited to dealing with companies only. Platform to match people with items ("owners") with renters does not exist.

- Renters find items using search but there is no price comparison or review and ratings platform.

Articles included in industry:
- Fitness Equipment
- Consumer Electronics
- Appliances
- Furniture
- Formalwear
- Party supplies
- Recreational Equipment
- Tools

$25 Billion Industry



The Pain Points

2. Equipment Rental Industry

- Same as Consumer Product Industry, with a slightly different profile of owner and renter as this industry also involves company representatives securing equipment.

- Also, highly segmented industry using antiquated and inconvenient processes to find articles and complete the transaction.

- Rental process involves online searching, calling, visiting, and old–fashioned shopping around.

- Renters today are limited to dealing with rental companies only.

- Other companies (owners) with unused equipment don't have access to a matching platform for renting.

Articles included in industry
- Construction
- Engineering
- Audio Visual
- Transportation
- Surveying
- Movie Production
- Security
- Events

$32 Billion Industry

The Opportunity:
Person to Person Rental





Loft storage $300 a year
Saxophone $55 a month
Surfboard $80 a week
Parking space $20 a day
Speedboat $300 a day
Lawnmower $6 a day
Room $38 a night
Bike $18 a day
Pickup truck $9 an hour
Dog $5 a walk
Hermès Birkin bag $100 a party
Derek Bacon/Shutterstock

- Growing Sharing Economy
- Effective marketplaces non-existent

Soon to be born $30 Billion Industry



Rentus - The Solution

A platform that matches owners and renters:

- **Owners** will make money and keep making money from unused assets.
  - Listings are free
  - Success fee to Rentus when transaction is completed
- **Renters** will search and find by:
  - Functionality, name, product
- Convenience – Information at fingertips (mobile & website)
  - Price, availability, location, delivery, terms
  - Complete transaction
    - From locating, booking, delivery to returns
    - Payment, security deposit, damage waivers
- For rental companies, Rentus provides the ultimate marketplace to advertise and stay on top of market trends while evolving in an industry being disrupted.



The Business Model - Monetization

- Transaction revenues:
  - Free listings
  - Rentus will process the transaction and control the financial process:
    - Security deposits (on hold as security while item is out)
    - Rental Commissions (20% of rental fees)
    - Damage waivers (up to 25% markup)
  - Rentus will retain a fee at the end of completed transaction
- Recurring revenues from rental companies
  - Monthly membership fees (v 2)
  - Preferential positioning (v 2)
  - Fees to buy down commissions (v 2)



Building The Business - Execution

- Experienced management team has implemented successful methodology used in other marketplaces including the largest automotive and the largest rental marketplaces in the world
- Development team is seasoned and experienced
- Launching one market at a time
- Field sales force and proprietary matching algorithms will give us an advantage over would-be competitors

Phase One



Initial Markets	Population
Los Angeles County	10,017,068
Orange County	3,010,232
San Bernardino County	2,035,210
Riverside County	2,189,641

CA

San Bernardino

Los Angeles

Orange

Riverside

Initial Markets	Business Type	USA
1,865	Consumer Equipment	40,563
1,100	Truck Rental & Leasing	29,445
149	Heavy Construction Equipment	3,101
41	Computer Rental	831



Technology

- Built from the ground up, easy to use user interface
- Robust and friendly “renter’s portal”
  - One item at a time or entire catalog upload
- Mobile application capable of uploading items, images, descriptions and list items for rent in the marketplace
- Mobile application will also notify users of the rental transaction, questions, payments, and other notifications





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Rntus
RENT, PLAY, LIVE, MAKE MONEY.
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Categories
Parties & Events
Construction Equipment
Home & Garden
Cameras & Video
Medical Equipment
Moving Equipment
Computers & Office
All Categories
CAMERA & VIDEO EQUIPMENT
Rent the equipment you need when you need it
Rent Today
MAKE MONEY & KEEP MAKING MONEY
Rntus is a marketplace where you can make money and keep making money by renting out items you own without letting them go.
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LOCAL PICK UP & DELIVERY
Rent to and from people in your area. Get what you need to get it done now. You can arrange pick up & delivery after the rental is booked.
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SAFE & SECURE TRANSACTION
Your communications travel via Privacy Shield. Our merchant providers under high levels of encryption handle your financial information.
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GET PAID SAME DAY
Once the rental is returned, you will get the funds transferred to your account the same day. That easy!
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New Arrivals
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NEW
Prowler 3410 Large Scooter - Heavy Duty ...
$85.00 / day
NEW
Ventura 4 Midsize Scooter - Disneyland &...
$55.00 / day
NEW
Phoenix HD 4 Heavy-Duty Travel Scooter ...
$55.00 / day
NEW
Spitfire EX 1420 Compact Travel Scooter ...
$45.00 / day

Canon C300 MK II EF
Description
Owners Terms & Condition
Book This $595/day



Technology
Privacy and Fraud Prevention

- In partnership with Privatis, we offer privacy and fraud prevention tools to our users on day one
- Privatis' Privacy Shield is used by Autotrader.com and other marketplaces and Provides Rentus with:
  - Privacy, masked phone numbers so the renter's real number is not revealed
  - Identify and block fraudulent calls
  - Secure messaging
- Two way anonymous emailing
  - Email communications preserve anonymity without exposing personal email addresses



Payments

- Using Braintree's payment platform and Rentus' proprietary methodology and code, we will process
  - Security Deposits (temporary authorization)
  - Rental fees
    - Vault escrow (funds will be collected and kept in secured Braintree vault. Released to owner when transaction if complete (item returned)
  - Damage waivers
  - Deposit returns
  - Credits
  - Straight sale of equipment



Sales Process

- Currently targeting Rental Companies:
  - Field sales representatives
    - Meeting rental companies
    - Securing catalog items, content

- Our management has extensive experience in creating and managing remote field sales representatives

- This is a strong competitive advantage over other would-be competitors concentrating in online-only applications



Marketing

- **Consumer Marketing:**
  - Social Media: Team members are experts at marketing and selling in Social Media.
  - Local media with success stories, income supplementing alternatives
  - Targeting do-it-yourselfers via other marketplaces, home shows
  - Targeting "traders" and other people looking for extra income in job fairs, trade shows
  - Broadcast media targeting "traders" our early adopters like: Pawn Stars, Yard Pickers, home remodeling shows



Marketing

- **Business Marketing:**
  - Targeting rental business owners
    - 3,200 rental businesses in our initial market of LA, Orange & Riverside Counties
  - Public relations buzz, media announcements (paid and free)
  - Direct contact with businesses in the industry:
    - Email, phone, personal visits by our field reps
    - Trade shows
    - Local business clubs and groups

Ancillary Products & Revenue Sources



- Damage Waivers – Working with large insurance company to offer damage waivers
- Premium Listings – Renters will be able to upgrade their listings
- Spotlight ads – Ads for companies or items on each category
- Sale of items – Renters will have the option to sell their items



Management Team

- ## Elias Chavando
  - Director, sales, marketing, new ventures of largest automotive classified marketplace; Autotrader.com
  - Consultant to and director of multi-national classified marketplaces
  - Social Media marketing expert
  - Founder of Reagan.com – (sold at a valuation of $23million in 18 months)
  - Started in Classified Marketplaces in 1996



Management Team

- ## Tomasz Odrobinski
  - VP of Sales for Europe's largest online rental classifieds marketplace eRENTO.com
  - General Manager of world's biggest machinery and equipment marketplace Mascus.com (35+ Countries)
  - International Sales and Marketing specialist



Management Team

- Rob Blanchard
  - PHP/MySQL expert developer
  - Developer of Reagan.com with Elias
  - Self-taught engineer with high level of expertise in development and implementation
  - Developer of People Matcher algorithm that will be used in our Person-to-Person rental portal
  - Has worked with Elias since late 2009